Energizer Tennis Inc.
Suite 3, 219 Bow Road
Docklands, London E3 2SJ, United Kingdom

August 23, 2012

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Attn:           Loan Lauren P. Nguyen

Re:             Energizer Tennis Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 10, 2012
File No. 333-182199

Dear Ms. Nguyen:

On behalf of Energizer Tennis Inc., a Nevada corporation (the “Company”), and in response to your letter dated August 21, 2012, regarding the Company’s Amendment No. 1 to its Registration Statement on Form S-1 (“Form S-1”) filed August 10, 2012 with the Securities and Exchange Commission (“Commission”), the Company filed Amendment No. 2 to Form S-1 (“Amendment No. 2”) on or about the date of this letter.  As requested, the Company has keyed the following responses to the comments and requests for information specified in your letter.

Prospectus cover page

1.	We note your response to prior comment 16. Please disclose on the prospectus cover page that you will only offer your common stock in foreign jurisdictions where registration is not required.

Response:  The Company has revised its disclosure to disclose on the prospectus cover page that it will only offer its common stock in foreign jurisdictions where registration is not required.

Prospectus Summary, page 4

2.
We note your response to prior comment 4. Consistent with the disclosure in the first paragraph on page 24, please further revise to also disclose that you will need to raise $100,000 to operate for the next 12 months.

Response:  The Company has revised its disclosure to disclose that it will need to raise $100,000 to operate for the next 12 months.

3.
We note that you have $2,115.18 cash on hand as of August 9, 2012. However, you estimate that you will need approximately $50,000 for the next six months. Revise to disclose here the consequences to your business operations if you are not able to raise additional funds.

Response:  The Company has revised its disclosure to disclose the consequences to its business operations if it is not able to raise additional funds.

Risk Factors. page 6

Our success depends on our ability to compete, page 6

4.
Please revise the risk factor heading and the following risk factor heading to remove the implication that you have generated “success” from your current operations. We note that you are a development stage company and that you have generated limited revenues.

Response:  The Company has revised its disclosure to remove the implication that it has generated “success” from its current operations.

We rely on the services of third parties, page 9

5.
We note your response to prior comment 14. Please clarify, if true, that you do not have written agreements with the third party service providers and that they may be terminated with little or no notice.

Response:  The Company has revised its disclosure to clarify that it does not have written agreements with the third party service providers and that they may be terminated with little or no notice.

Our auditors have questioned our ability to continue operations, page 9

6.
We note your response to prior comment 9. Please revise this risk factor by describing the reasons why your auditors have expressed substantial doubt regarding your ability to continue as a going concern.

Response:  The Company has revised its disclosure to describe the reasons why its auditors have expressed substantial doubt regarding the Company’s ability to continue as a going concern.

7.
Additionally, the risk factor discussion should be limited to a description of the material risks you face. Mitigating information is not appropriate in the risk factors. Accordingly, please remove the first three sentences of this risk factor and the last two sentences of the fourth risk factor on this page.

Response:  The Company has revised its disclosure to remove the first three sentences of this risk factor and the last two sentences of the fourth risk factor on this page.

Description of Business, page 18

Our Business, page 18

8.
Refer to the first bullet point on page 20. Please disclose the estimated website traffic sufficient to offer advertising space and provide us with the basis of your belief that you will be able to generate this amount of traffic by the end of a three month campaign.

Response:  The Company has revised its disclosure to disclose the estimated website traffic sufficient to offer advertising space.  Additionally, the Company has revised its disclosure to provide the basis of the Company’s belief that it will be able to generate this amount of traffic by the end of a three month campaign.

9.
We note your response to prior comment 25. Given the significant variance in budgets allocated to marketing depending on the offering proceeds, please briefly explain the extent of the marketing campaign you will be able to implement assuming each of the budgeted amounts.

Response:  The Company has revised its disclosure to explain the extent of the marketing campaign it will be able to implement assuming each of the budgeted amounts.

Hopefully, this enclosed response letter and Amendment No. 2 adequately address the issues raised in your comment letter dated August 21, 2012.  Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned or our legal counsel at (949) 706-1470.  Thank you.

Sincerely,

Energizer Tennis Inc.

/s/ Alexander Farquharson

Alexander Farquharson
President and Chief Executive Officer